UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

UTSTARCOM HOLDINGS CORP.

(Name of Issuer)

Ordinary Shares, par value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Shah Capital Opportunity Fund LP

8601 Six Forks Road, Suite 630

Raleigh, NC 27615

Telephone: +1 (919) 719-6360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,041,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,041,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,041,700[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%[2]
14	Type of reporting person (See Instructions) PN

[1]

Includes 8,041,700 Ordinary Shares registered in the name of Shah Capital Opportunity Fund LP. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.

[2]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,041,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,041,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,041,700[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%[4]
14	Type of reporting person (See Instructions) IN

[3]

Includes 8,041,700 Ordinary Shares registered in the name of Capital Opportunity Fund LP. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.

[4]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Liang Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,158,300
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,300[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[5]

Includes (i) 801,828 Ordinary Shares registered in the name of Mr. Lu, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust Hong Liang Lu & Lucy Lu TTEES, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,304 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, (v) 226,835 Ordinary Shares registered in the name of Hong Lu and Lucy Lu JTWROS, of which Mr. Lu and his spouse are beneficiaries and (vi) 10,000 Ordinary Shares registered in the name of Hong Liang Lu IRA, of which Mr. Lu is the sole beneficiary.

[6]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,925
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,925
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,925[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.076%[8]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[7]	Includes 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust. Mr. Lu is the trustee of Lu Charitable Trust.
[8]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Family Trust Hong Liang Lu & Lucy Lu TTEES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,408[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.046%[10]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]

Includes 16,408 Ordinary Shares registered in the the name of Lu Family Trust Hong Liang Lu & Lucy Lu TTEES. Mr. Lu is a trustee of Lu Family Trust Hong Liang Lu & Lucy Lu TTEES, of which Mr. Lu and his spouse are beneficiaries.

[10]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lu Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,304
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,304[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[12]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[11]	Includes 76,304 Ordinary Shares registered in the name of the Lu Family Limited Partnership. Mr. Lu is a general partner of Lu Family Partnership.
[12]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Lu and Lucy Lu JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 226,835
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,835[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%[14]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[13]	Includes 226,835 Ordinary Shares registered in the name of Hong Lu and Lucy Lu JTWROS. Mr. Lu and his spouse are beneficiaries of Hong Lu and Lucy Lu JTWROS.
[14]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

SCHEDULE 13D

CUSIP No. 918076100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Liang Lu IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[16]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[15]	Includes 10,000 Ordinary Shares registered in the name of Hong Liang Lu IRA. Mr. Lu is the beneficiary of Hong Liang Lu IRA.
[16]	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

Introductory Note

This Amendment No. 21 to Schedule 13D (this “Amendment No. 21”) is being jointly filed by Shah Capital Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust Hong Liang Lu & Lucy Lu TTEES (“Lu Family Trust”), The Lu Family Limited Partnership (“Lu Family Partnership”), Hong Lu and Lucy Lu JTWROS, and Hong Liang Lu IRA (collectively with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust, Lu Family Partnership, Hong Lu and Lucy Lu JTWROS, the “Reporting Persons”, each a “Reporting Person”) to amend and supplement the Schedule 13D filed initially by E-Town International Holding (Hong Kong) Co., Limited with the Securities and Exchange Commission (the “SEC”) on September 7, 2010, as previously amended by Amendment No. 1 filed on September 7, 2010, Amendment No. 4 filed on January 10, 2012, Amendment No. 5 filed on July 11, 2012 , Amendment No. 6 filed on January 15, 2013, Amendment No. 7 filed on January 15, 2013, Amendment No. 8 filed on March 27, 2013, Amendment No. 9 filed on October 31, 2013, Amendment No. 10 filed on January 17, 2014, Amendment No. 11 filed on March 11, 2014, Amendment No. 13 filed on August 21, 2014, Amendment No. 14 filed on August 6, 2015, Amendment No. 15 filed on November 4, 2015, Amendment No. 16 filed on December 4, 2015, Amendment No. 17 filed on November 10, 2016, Amendment No. 18 filed on March 31, 2017, Amendment No. 19 filed on October 23, 2017, and Amendment No. 20 filed on February 4, 2019, respectively (as so amended, the “Original Schedule 13D”). The Reporting Persons have entered into a joint filing agreement (the “Joint Filing Agreement”), dated as of August 2, 2019, a copy of which is attached hereto as Exhibit 99.8. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, the Relevant Parties entered into the Amendment Agreement on July 31, 2019, a copy of which is attached hereto as Exhibit 99.9. The information set forth in Item 4 of this Amendment No. 21 is incorporated by reference in its entirety into this Item 2.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 31, 2019, the Reporting Persons (save for Mr. Shah) and the Acquirer (collectively, the “Relevant Parties”) entered into an Amendment to Purchase and Sale Agreement (the “Amendment Agreement”), pursuant to which the Relevant Parties agreed to extend the Termination Date (as such term is defined in the Purchase Agreement) to September 30, 2019. The Purchase Agreement remains in full force and effect in accordance with its terms, except as explicitly amended by the Amendment Agreement.

The information disclosed in this Item 4 is not purported to be complete and is qualified in its entirety by reference to the Amendment Agreement, which is attached hereto as Exhibit 99.9, and is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of July 31, 2019.

Name	Shares Beneficially Owned	Percentage of Total(9)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Shah Opportunity(1)	8,041,700	22.6%	—	8,041,700	—	8,041,700
Mr. Shah(2)	8,041,700	22.6%	—	8,041,700	—	8,041,700
Mr. Lu(3)	1,158,300	3.3%	1,158,300	—	1,158,300	—
Lu Charitable Trust(4)	26,925	0.1%	26,925	—	26,925	—
Lu Family Trust(5)	16,408	0.0%	16,408	—	16,408	—
Lu Family Partnership(6)	76,304	0.2%	76,304	—	76,304	—
Hong Lu and Lucy Lu JTWROS(7)	226,835	0.6%	226,835	—	226,835	—
Hong Liang Lu IRA (8)	10,000	0.0%	10,000	—	10,000	—

(1)	Includes 8,041,700 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(2)	Includes 8,041,700 Ordinary Shares owned by Shah Opportunity. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(3)

Includes (i) 801,828 Ordinary Shares registered in the name of Mr. Lu, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust Hong Liang Lu & Lucy Lu TTEES, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,304 Ordinary Shares registered in the name of the Lu Family Limited Partnership, of which Mr. Lu is a general partner, (v) 226,835 Ordinary Shares registered in the name of Hong Lu and Lucy Lu JTWROS, of which Mr. Lu and his spouse are beneficiaries and (vi) 10,000 Ordinary Shares registered in the name of Hong Liang Lu IRA, of which Mr. Lu is the sole beneficiary.

(4)	Includes 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust. Mr. Lu is the trustee of Lu Charitable Trust.
(5)	Includes 16,408 Ordinary Shares registered in the name of the Lu Family Trust Hong Liang Lu & Lucy Lu TTEES. Mr. Lu is the trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
(6)	Includes 76,304 Ordinary Shares registered in the name of the Lu Family Limited Partnership. Mr. Lu is a general partner of the Lu Family Partnership.
(7)	Includes 226,835 Ordinary Shares registered in the name of Hong Lu and Lucy Lu JTWROS. Mr. Lu and his spouse are beneficiaries of Hong Lu and Lucy Lu JTWROS.
(8)	Includes 10,000 Ordinary Shares registered in the name of Hong Liang Lu IRA. Mr. Lu is the holder and sole beneficiary of Hong Liang Lu IRA.
(9)	Percentage calculated based on 35,616,335 outstanding Ordinary Shares as of March 31, 2019 as reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

(c)

Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, such Reporting Person has not effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	None

(e)

Assuming the transactions contemplated by the Purchase Agreement (as amended by the Amendment Agreement) are consummated in accordance with the terms and conditions thereunder, the Reporting Persons will no longer beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

By virtue of their relationship and actions in respect of the Purchase Agreement (as amended by the Amendment Agreement) as described herein, the Reporting Persons may be deemed to constitute a “group” with the other Reporting Persons and/or their respective affiliates within the meaning of Rule 13d-5(b) under the Exchange Act of 1934. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. However, the Reporting Persons expressly disclaim any beneficial ownership of such shares held by the other Reporting Persons and/or their respective affiliates, other than those beneficially owned by each Reporting Person as set forth in this Amendment No. 21. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Ordinary Shares as may be beneficially owned by the other Reporting Persons and/or their respective affiliates (other than those beneficially owned by each Reporting Person as set forth in this Amendment No. 21) for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented in its entirety as follows:

The descriptions under Item 4 and Item 5 of this Amendment No. 21, as well as the Joint Filing Agreement and the Amendment Agreement which are attached as Exhibit 99.8 and Exhibit 99.9 respectively hereto, are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

99.8	Joint Filing Agreement

99.9	Amendment to Purchase and Sale Agreement dated July 31, 2019 by and among Shah Opportunity, Mr. Lu, Lu Charitable Trust, Lu Family Trust, Lu Family Partnership, Hong Lu and Lucy Lu JTWROS, Hong Liang Lu IRA and the Acquirer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

August 2, 2019

Shah Capital Opportunity Fund LP
By: Shah Capital LLC, the General Partner

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah

Hong Liang Lu

By:	/s/ Hong Liang Lu
Name:	Hong Liang Lu

Lu Charitable Remainder Trust

By:	/s/ Hong Liang Lu
Name:	Hong Liang Lu
Title:	Trustee

Lu Family Trust Hong Liang Lu & Lucy Lu TTEES

By:	/s/ Hong Liang Lu
Name:	Hong Liang Lu
Title:	Trustee

Hong Lu and Lucy Lu JTWROS

By:	/s/ Hong Liang Lu
Name:	Hong Liang Lu

By:	/s/ Lucy Lu
Name:	Lucy Lu

Hong Liang Lu IRA

By:	/s/ Hong Liang Lu
Name:	Hong Liang Lu

The Lu Family Limited Partnership
By: Hong Liang Lu, the General Partner

By:	/s/ Hong Liang Lu
Name:	Hong Liang Lu

EXHIBIT INDEX

Exhibit No.	Description

99.8	Joint Filing Agreement

99.9	Amendment to Purchase and Sale Agreement dated July 31, 2019 by and among Shah Opportunity, Mr. Lu, Lu Charitable Trust, Lu Family Trust, Lu Family Partnership, Hong Lu and Lucy Lu JTWROS, Hong Liang Lu IRA and the Acquirer